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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

JUN 01 2010

Washington, DC
110

SEC FILE NUMBER
8- 65521

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EDGEMONT CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

119 WEST 40TH STREET, 19TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10018 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JEFF SWEARINGEN (212) 867-8935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICH AND BANDER, LLP
(Name – *if individual, state last, first, middle name*)

15 WEST 28TH STREET, 7A (Address) NEW YORK (City) NY (State) 10001 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JEFF SWEARINGEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EDGEMONT CAPITAL PARTNERS, L.P., as of MARCH 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



ISIS Y. MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6214877
Qualified In New York County
Commission Expires December 21, 2013

Notary Public

Signature

PARTNER & FINANCIAL OPERATIONS PRINCIPAL

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Independent Auditors' Report

To the Partners of
Edgemont Capital Partners, L.P.
New York, NY

We have audited the accompanying statement of financial condition of Edgemont Capital Partners, L.P. (the Company) as of March 31, 2010, and the related statements of income, changes in partners' equity, and cash flows for the fifteen months then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Edgemont Capital Partners, L.P. as of March 31, 2010 and the results of its operations and its cash flows for the fifteen months then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rich and Bander, LLP

New York, NY
May 21, 2010

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2010

ASSETS

Current assets		
Cash and cash equivalents	$	357,664
Note receivable		8,281
Total current assets		**365,945**
Property and equipment, net of accumulated depreciation		-
TOTAL ASSETS	**$**	**365,945**

LIABILITIES AND PARTNERS' EQUITY

Current liabilities		
Accounts payable and accrued expenses	$	4,577
Unincorporated business tax liability		4,000
Due to related party		148,322
Total current liabilities		156,899
Partners' equity		209,046
TOTAL LIABILITIES AND PARTNERS' EQUITY	**$**	**365,945**

The accompanying notes are an integral part of these financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF INCOME
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

Revenue	
Fee and commission revenue	$ 764,226
Expenses	
Rent	65,722
Payroll	65,625
Professional fees	57,598
Retirement plan contribution	50,942
Travel and entertainment	42,822
Employee benefits	30,068
Auto expenses	23,314
Telecommunications	21,931
Office expense	18,188
Dues and subscriptions	8,869
Payroll taxes	5,179
Advertising	2,821
Licenses and permits	2,773
Depreciation	2,667
Insurance	1,420
Other operating expenses	4,857
	404,796
Income from operations	359,430
Other income (expense)	
Interest income	1,358
Loss on foreign currency transactions	(9,034)
	(7,676)
Income before income taxes	351,754
Income tax expense	6,900
Net income	**$ 344,854**

The accompanying notes are an integral part of these financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF CHANGES IN PARTNERS' EQUITY
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

	General Partner's Equity	Limited Partners' Equity	Total Partners' Equity
Balance at January 1, 2009	$ 91,869	$ 73,758	$ 165,627
Contributions	-	24,844	24,844
Net income	250,000	94,854	344,854
Drawings	-	(326,279)	(326,279)
Balance at March 31, 2010	$ 341,869	$ (132,823)	$ 209,046

The accompanying notes are an integral part of these financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
STATEMENT OF CASH FLOWS
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

Cash flows from operating activities:	
Net income	$ 344,854
Adjustments to reconcile net income to net cash flows provided by operating activites:	
Depreciation	2,667
(Increase) decrease in operating assets:	
Accounts receivable	50,000
Increase (decrease) in operating liabilities:	
Accounts payable and accrued expenses	4,577
Unincorporated business tax liability	2,900
Due to related party	157,689
Total adjustments	217,833
Net cash provided by operating activities	562,687
Cash flows from financing activities:	
Note receivable	(8,281)
Contributions	24,844
Drawings	(326,279)
Net cash used in financing activities	(309,716)
Net increase in cash and cash equivalents	252,971
Cash and cash equivalents, beginning of period	104,693
Cash and cash equivalents, end of period	$ 357,664
Supplemental disclosures of cash flow information	
Cash paid during the period for:	
Interest	$ -
Income taxes	$ 2,900

The accompanying notes are an integral part of these financial statements.

1) NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Edgemont Capital Partners, L.P. (the "Company") is a Limited Partnership registered with the Securities and Exchange Commission (SEC) and is a member the Financial Industry Regulatory Authority (FINRA). The Company was formed on December 20, 2001 under the laws of the State of Delaware and its office is located in New York, New York.

The Company is a health care merchant banker, providing strategic advisory and capital raising services to emerging through mid-sized healthcare companies. It also engages in the private placement of securities and corporate finance consulting to institutional investors.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Basis of Accounting

Revenue and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation and amortization for property and equipment is provided using the straight-line method for financial reporting purposes at rates based on their estimated useful lives. Upon sale or retirement, the cost and related accumulated depreciation are eliminated from the respective accounts, and the resulting gain or loss is reported. Expenditures for major renewals and improvements that extend the useful lives of the property and equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Foreign Currency Transactions

Net foreign currency transaction losses resulting from exchange rate fluctuations on transactions denominated in a foreign currency totaled $9,595, and are included in other expense in the accompanying statement of income.

Advertising Costs

The Company expenses advertising costs as they are incurred. Advertising expense for the fifteen months ended March 31, 2010 was $2,821.

1) NATURE OF THE OPERATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Income Taxes

The Company is classified as a Partnership for Federal and New York State tax purposes, whereby the Company's income is reported by the partners on their own income tax returns. Accordingly, no provision has been made for Federal and New York State taxes. The company remains liable for New York City Unincorporated Business Tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2) FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures of investments in equity securities that are classified as available-for-sale on a recurring basis.

The Fair Value Measurements Topic of the FASB Accounting Standards Codification defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements for fair value measurements. The disclosures required under this Topic have been included in this note.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

2) FAIR VALUE OF FINANCIAL INSTRUMENTS (CONT'D)

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy.

Cash and Cash Equivalents, Short-Term Financial Instruments, Accounts Receivable, Note Receivable, Accounts Payable, and Due to Related Party

The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments in Equity Securities

Investments in equity securities that are classified as available-for-sale are recorded at fair value on a recurring basis using quoted market prices.

Assets and Liabilities Measured and Recognized at Fair Value on a Recurring Basis

The table below presents the amounts of assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

	Total	Level 1	Level 2	Level 3
Investments in equity securities classified as available-for-sale	$ -	$ -	$ -	$ -

3) NOTE RECEIVABLE

The Company admitted an equity limited partner during the period. In exchange for 10% of the partnership units, the Company issued an interest-free note receivable in the amount of $24,844, with three equal payments of $8,281 due February 12, 2009, January 1, 2010, and January 1, 2011, respectively. As of March 31, 2010, the remaining balance of the note was $8,281.

4) PROPERTY AND EQUIPMENT

The following is a summary of property and equipment less accumulated depreciation as of March 31, 2010. Depreciation expense for the fifteen months then ended was $2,667.

Office equipment	$ 36,219
Less accumulated depreciation	(36,219)
	$ -

5) RELATED PARTY AND EXPENSE SHARING AGREEMENT

Effective January 1, 2007, Edgemont Advisors L.P. ("Advisors"), an entity commonly owned and operated with the Company, assumed most of the Company's non-broker dealer business. As of that date, most of the existing non-broker dealer contracts with the Company's clients were assigned to Advisors, and the related operating expenses of that business were assumed and paid by Advisors.

Effective January 1, 2007, the Company and Advisors entered into an expense sharing agreement by which their operating expenses (i.e. office rent, office expenses. insurance, payroll related taxes, employee benefits, retirement plan contributions, professional fees, travel and entertainment, etc.) are allocated to each entity based on their respective revenue for the period. For the fifteen months ended March 31, 2010, the revenue of the Company represented 70% of the total revenue of both entities; therefore the Company was charged with 70% of the operating expenses of both entities. Depreciation and NYC Unincorporated Business Tax were not allocated between the entities; each were charged with depreciation on their own property and equipment and charged with income taxes based on their own net income.

The Company leases office space occupied by both entities. Beginning in January 2007, Advisors pays the monthly rent which is allocated between the entities pursuant to the expense sharing agreement discussed above.

The Company shall reimburse Advisors for such operating expenses by paying Advisors a monthly payment. The size of the monthly payment will be adjusted periodically to reflect the changes in the Company's relative revenue. At the end of each fiscal period, the Company and Advisors shall determine whether the aggregate monthly payments made during that period appropriately reimbursed Advisors for operating expenses provided to the Company, and shall make such end-of-period adjustments as are reasonably appropriate.

For the fifteen months ended March 31, 2010, Advisors paid expenses and expense reimbursements totaling $381,920 and $22,177, respectively, on behalf of the Company. As of March 31, 2010, the Company has a balance due to Advisors of $148,322, classified as an interest-free short term obligation.

6) RETIREMENT PLANS

The Company's expense for retirement plans, before allocation of expenses in accordance with the expense sharing agreement (see note 5), for the fifteen months ended March 31, 2010 was $72,774.

7) COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

8) CONCENTRATION OF RISKS

Financial instruments that potentially subject the Company to concentrations of credit risk is cash and cash equivalents. At March 31, 2010, the Company had deposits with a national financial institution for the amount of $361,664. This amount is insured for up to $250,000 by the U.S. Federal Deposit Insurance Corporation. At various times there were balances over the FDIC limit. As of March 31, 2010, the uninsured balance was $111,664.

The Company provides service to its clients on a specific engagement basis and therefore the Company's clients may be transient and the volume of the services for specific clients will change substantively year to year. For the fifteen months ended March 31, 2010, revenue from one of the Company's clients accounted for approximately 93% of total revenue.

9) NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2010, the company had net capital of $200,765 which is $190,305 in excess of required net capital of $10,460. The Company's net capital ratio at March 31, 2010 is 0.78 to 1.

10) ANNUAL REPORT ON FORM X-17A-5

The annual report to the Securities and Exchange Commission on Form 17A-5 is available for examination and copying at the Company's office and at the regional office of the Securities and Exchange Commission.

EDGEMONT CAPITAL PARTNERS, L.P.
SCHEDULE OF COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER SEC RULE 15c3-1
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

Total partners' equity		$ 209,046
Non-allowable assets, deductions and charges:		
Note receivable	$ 8,281	
Total non-allowable assets, deductions and charges		8,281
Net capital		$ 200,765
Computation of basic net capital requirements		
Minimum net capital required (6 2/3% of aggregate indebtedness of $156,899)		$ 10,460
Minimum dollar net capital requirement		5,000
Net capital requirement		10,460
Excess net capital		$ 190,305
Excess net capital at 1000% (net capital less 10% of total aggregate indebtedness)		$ 185,075
Computation of aggregate indebtedness		
Total aggregate indebtedness in the statement of financial condition		$ 156,899
Percentage of aggregate indebtedness to net capital		78%
Ratio of aggregate indebtedness to net capital		0.78 to 1

See accompanying notes to the financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
SCHEDULE OF RECONCILIATION OF NET CAPITAL PER FOCUS REPORT WITH AUDIT REPORT
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

Net capital, as reported in Company's Part II unaudited Focus Report	$ 290,102
Interest income not reported in Company's Part II unaudited Focus Report	84
Differences due to audit adjustments	(89,421)
Net capital, per report pursuant to Rule 17a - 5(d)	$ 200,765

See the accompanying notes to the financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
INFORMATION RELATING TO POSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

EDGEMONT CAPITAL PARTNERS, L.P.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
UNDER SEC RULE 15c3-3
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

The Company is exempt from SEC Rule 15c3-3 under paragraph (k)(2)(i) of that rule.

See the accompanying notes to the financial statements.

RICH AND BANDER, LLP
CERTIFIED PUBLIC ACCOUNTANTS

PETER R. RICH, CPA

JONATHAN A. BANDER, CPA

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3

To the Partners of
Edgemont Capital Partners, L.P.
New York, NY

In planning and performing our audit of the financial statements of Edgemont Capital Partners, L.P. (the "Company") for the fifteen months ended March 31, 2010 (on which we issued our report dated May 21, 2010), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the Commission) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

15 WEST 28TH STREET SUITE 7A NEW YORK, NY 10001
TEL: (646) 843-9913 FAX: (646) 218-4132 EMAIL: INFO@RICHANDBANDER.COM

Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming Exemption From SEC Rule 15c3-3 (Cont'd)

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Rich and Bander, LLP

New York, NY
May 21, 2010

EDGEMONT CAPITAL PARTNERS, L.P.
REPORT ON AUDIT OF FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of
The Securities Exchange Act of 1934
SEC File No. 8-65521

FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010

EDGEMONT CAPITAL PARTNERS, L.P.
TABLE OF CONTENTS
FOR THE FIFTEEN MONTHS ENDED MARCH 31, 2010